Filed by The viaLink Company Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to Rule 14a-9 under the Securities Exchange Act of 1934

Subject Company: The viaLink Company
Commission File No. 000-21729

For more information contact:
Brian Carter
Chief Financial Officer
The viaLink Company
(972) 934-5500
bcarter@vialink.com

viaLink Provides Financing Update
Debt Conversion and Reservation of Stock Symbol with NASDAQ

Dallas, Texas – May 27, 2004 – In a series of transactions completed in May 2004, viaLink has concluded its issuance of Convertible Promissory Notes. The proceeds from the issuance of these notes totaled $5.4 million and have been used to fund the Company’s operations since early 2003. In connection with the definitive merger agreement with Prescient Systems announced yesterday, the holders of the notes have agreed to convert the face value into a newly Designated Series E Convertible Preferred Stock upon shareholder approval of the merger transaction. The Series E has a conversion price of $0.10 per share and beginning 18 months from the issuance date will pay a dividend of 4%. The terms of the Series E are structured for inclusion within equity on the Company’s balance sheet.

Additionally, viaLink has received funding commitments of an additional $2.75 million in the form of Series F Convertible Preferred Stock to be funded as follows: $1.25 million will be funded through 10% secured promissory notes prior to the closing of the merger and will automatically convert into $1.25 million of Series F upon the closing of the merger. The remaining $1.5 million of the Series F will be funded at the closing of the merger transaction. viaLink has agreed to issue warrants to purchase 27.5 million shares of common stock with an exercise price of $0.10 to the providers of this funding. The Series F will have an initial conversion price $0.10 per share. Under the terms of the Series F, the Series F will automatically convert into a qualified equity financing that results in at least $3 million of gross proceeds to the merged company. The terms of the Series F are structured for inclusion within equity on the Company’s balance sheet. Please refer to Form 8-K which the Company intends to file for complete details related to series of transaction discussed above.

Additionally, viaLink has reserved the ticker symbol “IQIQ” for the Company to be used upon application for listing on the NASDAQ Small Cap Market. The Company will continue to trade under OTCBB:VLNK and will request the ticker change upon completion of the merger transaction.

Burnham Hill Partners acted as exclusive placement agent in connection with the issuance of the $5.4 Million in convertible promissory notes, the $1.25 million in 10% secured promissory notes and $2.75 Million in Series F and advised the Company in connection with the conversion of the notes into Series E and Series F Convertible Preferred Stock.

About viaLink

The viaLink Company (OTCBB: VLNK) provides standards-compliant advanced Internet-based services to the retail supply chain. The company helps progressive manufacturers, suppliers, distributors, brokers/agents and retailers improve the profitability of their trading relationships, increase sales and serve their customers more effectively. For more information about viaLink’s data synchronization, scan-based trading, supply chain visibility and UCCnet registry and publication solutions, call (972) 934-5500 or visit viaLink’s Web site: www.vialink.com.

About Burnham Hill Partners

Burnham Hill Partners, based in New York City, was formed in August 2003 and is a division of Pali Capital Inc., a NASD registered broker dealer. The professionals at Burnham Hill Partners have extensive experience providing comprehensive financing and financial advisory services to publicly traded companies with market capitalizations of up to $250 million. Burnham Hill Partners’ sector expertise includes telecommunications, electronics equipment and services, network security and software as well as medical devices and life sciences. For more information on Burnham Hill Partners, its professionals and deal history call 212-980-2200.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statement and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the merger does not close or that the companies may be required to modify aspects of the transaction or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that Prescient and viaLink are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; lack of market acceptance of the combined suite of products, the introduction of new products or services by competitors that could delay or reduce sales; other risks that are described from time to time in viaLink’s Securities and Exchange Commission reports (including but not limited to viaLink’s annual report on Form 10-KSB for the year ended Dec. 31, 2003, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, viaLink’s results could differ materially from its expectations in these statements. viaLink does not assume any obligation and does not intend to update these forward-looking or other statements contained in this release.

These filings are available on a Web site maintained by the Securities and Exchange Commission at http://www.sec.gov.